12g EXEMPTION
#82-3480

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED SEPTEMBER 30, 2006

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TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.1 Date of Report:

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, a minor interest in a gas well in Alberta, is party to an exploration joint-venture in Shandong Province, China and has become involved in the acquisition of uranium properties in several American States. These holdings are discussed in detail below.

As of September 30, 2006, the Company had net working capital of $2,998,487. In addition, the Company holds securities with a market value at September 30 2006, of $1,149,370. Working capital on hand at the year-end, December 31, 2005, was $2,229,505, and the value of the Company's market securities was $1,929,205.

Description of the Company's Properties

URANIUM PROPERTY ACQUISITION PROGRAM

UNITED STATES

Trans America entered into a staking arrangement to acquire uranium properties in the Western United States. Under the agreement, dated April 1, 2005, Trans America agreed to fund the initial acquisition costs to a total of $1.25 million U.S. to acquire a 50% interest in the acquisition company, Neutron Energy, Inc, ("NEI").

Trans America's U.S. associates have extensive experience in the U.S. uranium industry in both In-situ Leach (ISL) and hardrock-type situations. They have been involved in the discovery of multi-million pound uranium deposits, one of which was developed into a major production facility before the collapse of uranium prices in the early 1980s. The group also possesses technical reports from this period including drill logs and related information that is assisting the group in its selection process.

By January, 2006 Trans America had fully advanced the $1.25 million U.S. and had earned its 50% interest. NEI is presently planning a corporate reorganization either through an Initial Public Offering or a Reverse Take Over of an existing U.S. company. Either alternative will dilute Trans America's 50% holding of NEI shares.

1.2 *Nature of Business and Overall Performance (Continued)*

NEI's corporate strategy is to progress to a U.S. Public Company. NEI has recently raised $6.6 million U.S. in two issues of convertible debentures. It is NEI's corporate intention to convert these debt instruments to equity and become a U.S. public entity. Upon conversion, and on a fully diluted basis Trans America's interest will reduce to approximately 24% of the outstanding shares of NEI making TSA the Public Company's largest shareholder. In addition to Trans America's shareholdings, the Company has a continuing Joint Project with NEI in New Mexico.

Neutron Energy Inc. presently holds 894 unpatented lode-mining claims, 159 state mining leases and 29 deeded fee mineral leases aggregating 150,000 acres and located in five different U.S. states.

Descriptions of several of the more prominent properties have been provided by NEI and are set out below. Details of which have been previously released, in Trans America news releases.

Copper Mountain District, Wyoming

This area consists of approximately 2,052 hectares of mineral rights, is located 56 kilometres from Riverton, where four large, low-grade, uranium deposits were discovered. The largest deposit, The Canning, hosts a "historical resource" of 25.98 million tons containing 8.78 million pounds of U_3O_8,(0.028%), which is not compliant with NPI 43-101 and will need to be upgraded to meet this standard. Approximately 40% of the North Canning deposit is currently held by NEI containing 10.39 million short tons 0.03% U_3O_8 (3.52 million pounds). Although these estimates are not NPI 43-101 compliant, they are considered as historical resources. The figures quoted were obtained from a report by Fluor Mining & Metals Inc., 1980 prepared for Rocky Mountain Energy Inc.

Rocky Mountain Energy Company reportedly spent over US$20 million on exploration and evaluation programs including reserve and resource estimation, deposit modeling, geotechnical studies, metallurgical testing and process development, hydrological investigations, environmental data collection, and base line studies. They drilled over 1,800 core and rotary percussion holes (274,320 metres), and discovered and expanded several uranium deposits. Metallurgical test work indicated that the uranium mineralization was amenable to low cost mineral processing methods.

1.2 *Nature of Business and Overall Performance (Continued)*

Sundance Uranium Project, Wyoming

NEI currently holds 15 State of Wyoming Mining Leases located about 322 kilometres northeast of Casper, Wyoming and comprising 7,148 acres.

Tennessee Valley Authority ("TVA") acquired a large land position in the 1970's and subsequently discovered several significant uranium deposits in the Edgemont district.

In 1970 a joint venture between Nuclear Dynamics, Inc. and Bethlehem Steel Corporation, (NuBeth) acquired a land position of nearly 40,460 hectares which discovered substantial zones of low grade uranium mineralization associated with an extensive system of roll fronts and an In-Situ leach pilot plant was constructed and successfully operated. The NuBeth joint venture drilled more than 5,000 exploration and development holes in the vicinity of the Sundance deposit, defining a new uranium district that has been estimated to contain several million pounds of uranium at a grade of approximately 0.05% U_3O_8 per short ton.

All the uranium mineral deposits in the area surrounding our claims have confirmed In Situ leach potential as demonstrated by the results of the pilot plant program undertaken by the NuBeth joint venture in the late 1970's.

NEI's mining claims cover important parts of two of the previously discovered deposits in the area and its state mining leases cover projections of the mineral systems to the north where the roll front complex has never been fully defined.

Edgemont District, South Dakota

These holdings include more than 10,453 acres of mineral rights in the Edgemont uranium district that cover a substantial area of undeveloped uranium mineralization and exploration potential.

Historical resources identified in the various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others), presently held by NEI 1,149,715 short tons containing 2,480,000 pounds U_3O_8, (0.015% U_3O_8).

Uranium mineralization at Edgemont area occurs as roll front deposits. The depth of uranium mineralization at the Edgemont project varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ leach-type situations.

1.2 *Nature of Business and Overall Performance (Continued)*

Juan Tafoya Project, New Mexico

The Juan Tafoya project contains some of the more important undeveloped uranium resources in the belt and reportedly contains 11.45 million pounds of U_3O_8 [1]. The Marquez Canyon deposit reports 4.78 million tons at a grade of 0.112% (2.24 pounds per ton) of U_3O_8 and the Juan Tafoya deposit 0.42 million tons at a grade of 0.09% (1.80 pounds per ton) of U_3O_8. The mineral estimates were prepared and originally published in 1991 and co-authored by Virginia T. McLemore *and William* L. *Chenoweth.* Virginia McLemore, PhD, is a Senior Economic Geologist with the New Mexico Bureau of Geology and Mineral Resources. William Chenoweth was employed by the U. S. Atomic Energy Commission/Department of Energy. These deposits were discovered in the mid 1970's. At the time, the owners were developing these deposits for an underground mine and a shaft was sunk to within 200 feet of one of them when the uranium price collapsed and all work ceased. Data obtained by NEI indicates the potential for further deposits especially in between the two known ones.

Grants Project, New Mexico Trans America Farmin

At the Ambrosia Lake Joint Project where Trans America is earning 50% from NEI further reports have been obtained establishing two prominent east/west mineralization trends.

The northerly trend hosts the project held Cliffside mine, a former producer, and the Frosty-Ox. Considerable drill data is available on and between both areas, however the only actual calculations of historical resources was made on the *Frosty-Ox and gave* that deposit an historical resource of 303,685 short tons of mineralization, at a grade of 0.165% (3.30 pounds per ton) of U_3O_8 containing 1,002,160 pounds U_3O_8. The resource estimate was taken from the report: "Summary of Estimated Uranium Resources on the Frosty-Ox Claims, Ambrosia Lake Area, McKinely County, New Mexico. Prepared for Enerdyne Corporation, Albuquerque, New Mexico, November, 10th 1989 [1].

The project has applied for permits to drill this northerly trend along an area of approximately two miles. The drilling will be designed to confirm the existing drilling and incorporate those known results in the possible resource model. As the occurrences are relatively shallow metallurgical work will also be completed to ascertain whether or not the mineralization in amenable to in-situ leaching techniques

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

On a second mineralized trend lying south of the Frosty-Ox an historical resource calculation was made on project held claims in 1989 by Geo-Management Inc., Conoco, and the New Mexico Bureau of Geology and Mineral Resources. The report gave the deposit an historic resource of three million pounds contained in 0.44 million tons at grade of 0.34% (6.80 pounds per ton) of U_3O_8. This deposit has been mapped as part of larger trends that have other significant deposits that are on land not held by Trans America or NEI. However the joint venture does hold further land along this trend and this should be viewed as highly prospective for adding to the resources.

"The addition of the Marquez project adds to the Ambrosia Lake holdings in the Grants-Gallup uranium belt where 40% of all uranium mined in the U. S. originated. Trans America and NEI have now obtained a very significant land position and assembled competent uranium geologists so that the pace of the exploration programs will be stepped up.", said John Campbell, President. An initial program has been developed for the Ambrosia Lake project for $500,000, which will contribute to Trans America's "earn in" for the joint project.

NEI Corporate Re-organization

NEI's corporate strategy is to progress to a U.S. Public Company. NEI has recently raised $6.5 million U.S. in two issues of convertible debentures. It is NEI's corporate intention to convert these debt instruments to equity and become a U.S. public entity. Upon conversion, Trans America's interest will reduce to approximately 32% of the outstanding shares of NEI. Further dilution will occur as NEI issues share capital in its public financing with TSA remaining as the Company's largest shareholder. In addition to Trans America's shareholdings, the Company has a continuing Joint Grants Project with NEI in New Mexico.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course. This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

BRITISH COLUMBIA

In late March, 2005 Trans America staked two groups of mineral claims in the Southern Interior of British Columbia. In as much as the company subsequently was able to enter into a relationship with Neutron Energy, Inc and thereby obtain access to seasoned U.S. properties it was decided to allow the B.C. Claims to lapse for lack of assessment work. Both claim groups lapsed as of March 28, 2006.

SHANDONG PROJECT – JIAODONG PENINSULA, CHINA

The Company entered into an option and shareholder agreement (the "Shandong Option") dated January 14, 2005 and amended August 22, 2005 with Majestic Gold Corp. (MJS:TSX) of Vancouver to carry out an exploration program in Shandong Province, China

The companies have agreed to an exclusive area of interest comprising 900 square kilometres. To earn a 50% interest in the project, Trans America has provided $960,000 in initial funding. The funds were provided by Trans America participating in two MJS private placements. The proceeds will be used to carry out prospecting and exploration within the area of interest using western exploration techniques. TSA continues to hold MJS share purchase warrants. (See Other Assets Below.)

Within the area of interest MJS, under an agreement with Shandong Yantai Muping Gold Mine ("Muping"), has right's to acquire up to a 60% interest in three exploration licenses that MJS has under option. These licenses, totaling 26.68 square kilometres, are included in the Shandong Option. Trans America could earn 50% of whatever interest MJS earns in the existing licenses. Also MJS has applied for six additional licenses in the area of interest. Two of the six licenses have been granted covering an additional area of 24.68 square kilometres for the Shandong Option.

The deposits of the Jiaodong Peninsula form one of the largest provinces of granitoid-hosted lode-gold deposits in the world and accounts for approximately 25%, (approximately 50 tonnes) of China's annual gold production.

1.2 *Nature of Business and Overall Performance (Continued)*

Gold mineralization is mainly associated with NE-SW and NNE-SSW trending regional faults and related secondary fractures in the granitoid intrusions or at the contacts between different lithologies.

It is proposed that upon receipt of the license grants a $600,000 (±) exploration program be undertaken for completion during 2006. The work program consists mostly of geochemical and geophysical work. In preparation of the 2006 work program MJS has undertaken to have a NI 43-101 report on the properties completed.

LYNN LAKE, MANITOBA

The Company holds 33 contiguous mining claims ("the Property") represents a total area of 5,712 hectares. The Property is located approximately 13 kilometres northwest of the town of Lynn Lake.

The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation) for some 16 kilometres.

Ground access is limited to the western end of the Property during the summer months and to the eastern end when lakes and rivers are adequately frozen during the winter months.

The claims were acquired by staking. 27 in February of 2003 with six additional claims added later. The expiry date of the entire claim block is in the year 2014 as a result of the application of $868,514 in assessment work.

Considerable work was completed on the Property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004. Work included trenching and geological evaluation including ground and airborne geophysics. In addition,19 diamond drill holes were completed to test 16 separate geophysical targets within the 16-kilometre long property. Although valuable geological information was obtained from the drilling, only anomalous gold values were encountered.

Follow-up programs have been recommended by P. James Chornoby, P. Geo. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A follow-up drill program has also been recommended consisting of 20 diamond drill

1.2 *Nature of Business and Overall Performance (Continued)*

holes totaling 4,500 metres at a cost of $675,000. It is intended to commence these programs during the 2006-2007 season.

During 2005 applications for additional exploration licenses within the area of interest were applied for and governmental confirmation is pending.

The Geological Survey of Canada (GSC) has requested and has been given access to Trans America's geophysical and geological database. The GSC wishes to use the database in a possible re-interpretation of the area's geological potential.

Those interpretations would be confidential for at least one year and would be conveyed only to Trans America during that period.

CLAYMORE/BONNIE GLEN GAS PROJECT

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area of Alberta. The property was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share, subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The then operator, Mayfair Energy Ltd., now a wholly owned subsidiary of Compton Petroleum Corp. of Calgary, Alberta, negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement, Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

After some initial startup problems, current production reached a *sustainable flow* from two zones in the Ellerslie formation.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement a well was completed in the formation in August 2006. As the well is sour gas testing was conducted through the facilities of the Bonnie Glen Solution Plant. Testing should be completed during the fourth quarter, of 2006.

Reference is made to the accompanying financial statements for the nine months ended September 30, 2006 and in particular to the statements of income and deficit regarding revenue received.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.2 *Nature of Business and Overall Performance (Continued)*

Other Assets

The Company continues to hold the following corporate shares valued as September 30, 2006:

CORPORATION	NUMBER OF SHARES	ADJUSTED BOOK VALUE	MARKET VALUE
Atacama Minerals Corp.	750,000	$ 436,184	$ 825,000
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	8,000	4,400	4,880
Compliance Energy Corp.	122,946	35,000	71,308
Rare Element Resources Ltd. (common)	413,646	124,091	248,151
Glencairn Gold Corp (formerly Black Hawk Mining Inc.) – Restricted stock	42,000	25,201	-
Total		$ 650,076	$ 1,149,300

Warrants:
Majestic Gold Corp.,
800,000 @ $0.90 (March 4, 2007),

1.3 *Selected Annual Information*
n/a

1.4 *Results of Operations*

The company had a net loss of $72,198 for the three months ended September 30, 2006 compared to a loss of $152,829 for the three months ended September 30, 2005. The main reasons for the difference between the three month periods ended September 30, 2006 and 2005 were as follows: income on oil and gas operations of $9,002 for the three months ended September 30, 2006 (2005 – net income $18,587); interest income of $28,806 for the three months ended September 30, 2006 (2005 – $16,459); stock based compensation expense $nil for the three months ended September 30, 2006 (2005 – $63,000), loss on sale of investments $nil or the three months ended September 30, 2006 (2005 – $65,383) share of loss of significantly influenced investee of $63,000 for the three months ended September 30, 2006 (2005 - $nil).

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.4 *Results of Operations (Continued)*

Expenses for the three months ended September 30, 2006 were reduced by $75,486 over the three months ended September 30, 2005. The reduction is mainly due to reduced charges for property examinations, regulatory fees, stock based compensation, transfer agent fees and travel and promotional expenses. During the three month period ended September 30, 2006 the Company also incurred increased shareholder communication expenses.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED						
	DECEMBER 31 2005		MARCH 31 2006		JUNE 30 2006		SEPTEMBER 30 2006
Total revenues	52,131	$	53,817	$	18,376	$	20,501
Net income (loss) for the period	(246)	$	399,363	$	170,788	$	(72,198)
Basic and diluted net income (loss) per share	(0.000)	$	0.02	$	0.01	$	(0.003)

	QUARTER ENDED							
		DECEMBER 2004		MARCH 31 2005		JUNE 30 2005		SEPTEMBER 30 2005
Total revenues	$	25,350	$	45,581	$	30,917	$	44,120
Net income (loss) for the period	$	(235,567)	$	465,642	$	352,249	$	(152,829)
Basic and diluted net income (loss) per share	$	(0.012)	$	0.02	$	0.02	$	(0.006)

1.6 *Liquidity*

The Company has financed operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,998,487 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.9 *Transactions with Related Parties*

During the nine months ended September 30, 2006, the Company paid $52,800 to a Company controlled by the President for consulting and office services.

1.10 *Third Quarter*

The results for the three months ending September 30, 2006 differed, in large measure to the results of the three month period ended September 30, 2005 due to reduced net income on oil and gas operations of $9,002 for the three months ended September 30, 2006 (2005 – net income $18,587); interest income of $28,806 for the three months ended September 30, 2006 (2005 – $16,459); stock based compensation expense $nil for the three months ended September 30, 2006 (2005 – $63,000), loss on sale of investments $nil or the three months ended September 30, 2006 (2005 – $65,383); increased shareholder communication expenses $7,839 for the three months ended September 30, 2006 (2005 – $nil) and increased share of loss of significantly influenced investee of $63,000 for the three months ended September 30, 2006 (2005 - $nil).

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash and cash equivalents, short term deposits, accounts receivable and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the September 30, 2006 unaudited financial statements.

TRANS AMERICA INDUSTRIES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

These unaudited financial statements for the period ended September 30, 2006 have not been reviewed by the Company's auditor.

TRANS AMERICA INDUSTRIES LTD.

BALANCE SHEETS
(Unaudited)

	SEPTEMBER 30 2006	DECEMBER 31 2005
ASSETS		
Current		
Cash and cash equivalents	$ 44,809	$ 2,261,853
Short term deposits	2,950,698	-
Accounts receivable	10,971	35,737
Prepaid expense	3,706	12,000
	3,010,184	2,309,590
Investments (Note 3)	2,004,991	1,186,710
Long Term Advances (Note 4)	-	1,222,140
Capital Assets	4,044	5,067
Oil And Gas Property (Note 5)	58,170	67,332
Mineral Properties And Deferred Exploration Expenditures (Note 6)	1,389,348	697,333
	$ 6,466,737	$ 5,488,172
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 11,697	$ 10,085
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	11,576,998	11,076,998
Contributed Surplus	406,372	394,372
Deficit	(5,528,330)	(5,993,283)
	6,455,040	5,478,087
	$ 6,466,737	$ 5,488,172

Approved by the Directors:

"David Duval" "John K. Campbell"

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30 2006	THREE MONTHS ENDED SEPTEMBER 30 2005	NINE MONTHS ENDED SEPTEMBER 30 2006 (Note 9)	NINE MONTHS ENDED SEPTEMBER 30 2005 (Note 9)
Gas Sales	$ 20,501	$ 33,719	$ 72,737	$ 86,682
Cost of Sales				
Royalties on gas sales	3,688	6,058	14,124	13,160
Depletion	3,306	3,122	9,162	11,175
Oil and gas property operating expenses	4,505	5,952	25,378	16,709
	11,499	15,132	48,664	41,044
	9,002	18,587	24,073	45,638
Expenses				
Amortization	341	311	1,023	709
Management and consulting fees (Note 8)	17,400	19,200	52,800	59,700
Office facilities and services	9,732	9,511	30,735	34,651
Professional fees	9,099	9,776	34,583	25,029
Property examination costs	-	3,000	32,000	18,150
Regulatory fees	-	1,200	8,674	12,984
Shareholder communication	7,839	-	10,906	-
Stock based compensation (Note 7c)	-	63,000	12,000	63,000
Transfer agent	719	1,505	9,918	5,888
Travel and promotion	1,876	14,989	12,464	17,086
	47,006	122,492	205,103	237,197
Loss Before The Following Items	(38,004)	(103,905)	(181,030)	(191,559)
Interest Income	28,806	16,459	73,818	42,805
Gain (Loss) On Sale Of Investments	-	(65,383)	705,165	706,816
Share of Loss of Significantly Influenced Investees (Notes 3 & 4)	(63,000)	-	(133,000)	-
	(34,194)	(48,924)	645,983	749,621
Income (Loss) Before Income Taxes	(72,198)	(152,829)	464,953	558,062
Income Tax Recovery	-	-	-	107,000
Net Income (Loss) For The Period	$ (72,198)	$ (152,829)	$ 464,953	$ 665,062

Continued

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2006	2005	2006 (Note 9)	2005 (Note 9)
Net Income (Loss) For The Period	$ (72,198)	$ (152,829)	$ 464,953	$ 665,062
Deficit, Beginning Of Period	(5,456,132)	(5,840,208)	(5,993,283)	(6,658,099)
Deficit, End Of Period	$ (5,528,330)	$ (5,993,037)	$ (5,528,330)	$ (5,993,037)
Income (Loss) Per Share - Basic	$ (0.003)	$ (0.007)	$ 0.021	$ 0.030
Income (Loss) Per Share - Diluted	$ n/a	$ n/a	$ 0.020	$ 0.029
Weighted Average Number Of Shares Outstanding – Basic	23,113,143	20,292,912	22,559,029	21,802,070
Weighted Average Number Of Shares Outstanding – Diluted	n/a	n/a	22,854,013	23,019,739

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30 2006	2005	NINE MONTHS ENDED SEPTEMBER 30 2006	2005
Cash Flows From Operating Activities				
Net income (loss) for the period	$ (72,198)	$ (152,829)	$ 464,953	$ 665,062
Add (Deduct): Items not involving cash:				
Amortization	341	311	1,023	709
Depletion	3,306	3,122	9,162	11,175
Loss (Gain) on sale of investments	-	65,383	(705,165)	(706,816)
Share of loss of significantly influenced investee	63,000	-	133,000	-
Stock based compensation	-	63,000	12,000	63,000
Income tax recovery	-	-	-	(107,000)
	(5,551)	(21,013)	(85,027)	(73,870)
Change in non-cash operating working capital items:				
Short term deposits	(263,876)	(50,000)	(2,950,698)	10,000
Accounts receivable	(2,796)	(1,245)	24,766	(5,208)
Prepaid expense	762	(8,388)	8,294	(10,474)
Accounts payable and accrued liabilities	(5,370)	5,649	1,612	1,295
	(276,831)	(74,997)	(3,001,053)	(78,257)
Cash Flows From Financing Activities				
Issue of share capital	-	-	500,000	592,500
	-	-	500,000	592,500
Cash Flows From Investing Activities				
Purchase of investments	(25,201)	(400,000)	(525,201)	(960,000)
Proceeds from disposal of investments	-	447,267	1,792,200	1,922,879
Long term advances	-	(302,860)	(290,975)	(922,155)
Oil and gas property	-	-	-	-
Capital assets	-	(2,996)		(2,996)
Mineral properties and deferred exploration expenditures	-	(4,716)	(692,015)	(7,350)
	(25,201)	(263,305)	284,009	30,378
Increase (Decrease) In Cash And Cash Equivalents	(302,032)	(338,302)	(2,217,044)	544,621
Cash And Cash Equivalents, Beginning Of Period	346,841	2,770,463	2,261,853	1,887,540
Cash And Cash Equivalents, End Of Period	$ 44,809	$ 2,432,161	$ 44,809	$ 2,432,161
Interest Paid	$ -	$ -	$ -	$ -
Taxes Paid	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2005, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of 90 days or less when acquired.

c) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments are written down if management believes there has been a permanent impairment in their value.

d) Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties, as presented in CICA Guideline 16 – Oil and Gas Accounting – Full Cost. All costs associated with the exploration for and development of oil and natural gas reserves are capitalized. Capitalized costs include acquisition costs, geological and geophysical costs, development costs of both productive and unproductive wells, plant and equipment costs, administration costs reasonably allocable to these activities, and capitalized interest.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

d) Oil and Gas Property (Continued)

Capitalized costs are depleted and amortized using the unit-of-production method, based on the estimated proven oil and natural gas reserves as determined by independent engineers. All other costs are expensed as incurred.

Annually, the Company performs a review of carrying costs of oil and gas property interests to assess whether such costs are fully recoverable from future cash flows, and any excess of carrying costs over future cash flows is included in depreciation and depletion in the current period.

e) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all direct exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production or written off if the property is sold or abandoned.

f) Long-Lived Assets

Long-lived assets include oil and gas properties and mineral exploration properties. Long-lived assets are tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds. Management's estimate of recoverable proven and probable reserves is subject to risks and uncertainties of change affecting the recoverability of the Company's investment in oil and gas and mineral properties. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of oil and gas and mineral properties and capitalized costs and the need for asset impairment write-downs.

An exploration property is considered impaired when the Company has abandoned exploration on the property and the property no longer plays a significant strategic roll in developing a mineral resource. Uncertainty regarding the interpretation and application of laws can also lead to the impairment of an exploration property. In circumstances of regulatory uncertainty where the exploration property is not abandoned, the Company will expense associated exploration costs.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised. As at September 30, 2006, the Company does not have any asset retirement obligations.

3. INVESTMENTS

	SEPTEMBER 30 2006	DECEMBER 31 2005
Investment in company subject to significant influence		
Neutron Energy Inc. (Note 4)	$ 1,380,115	$ -
Investments carried at cost or impaired amount		
Atacama Minerals Corp., 750,000 common shares (quoted market value $960,000; December 31, 2005 - $637,500).	436,184	436,184
Majestic Gold Corp., Nil Common Shares (2005 - 1,165,000 common shares) (December 31, 2005 quoted market value $675,700), and 800,000 share purchase warrants at a price of $0.90 per share expiring March 4, 2007.	-	484,251
Other investments (quoted market value $470,050; December 31, 2005 - $616,005).	188,692	266,275
	$ 2,004,991	$ 1,186,710

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

3. INVESTMENTS (Continued)

On January 16, 2006, the Company earned its 50% interest in Neutron Energy Inc, by advancing US$1,250,000. During the nine month period ended September 30, 2006 the Company has recorded its proportionate share of losses of Neutron Energy Inc, amounting to US$118,000.

4. LONG-TERM ADVANCES

On April 1, 2005, the Company entered into a letter of agreement to earn a 50% interest in Neutron Energy Inc., a private American company. The Company can earn its 50% interest by making total advances of US$1,250,000. On January 16, 2006 the Company completed its obligation and the Company is now accounting for its investment using the equity method. (Note 3).

5. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring 6.0% of the production and development costs.

	SEPTEMBER 30 2006	DECEMBER 31 2005
Cost	$ 98,133	$ 98,133
Depletion	(39,963)	(30,801)
Net book value	$ 58,170	$ 67,332

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) Manitoba Properties

During the year ended December 31, 2003, the Company staked 27 mineral claims in the Lynn Lake area of Manitoba. In the year ended December 31, 2004, an additional 6 mineral claims in the Lynn Lake area were staked.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

a) Manitoba Properties (Continued)

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

	SEPTEMBER 30 2006	DECEMBER 31 2005
Staking	$ 29,066	$ 29,066
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	40,980	39,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
	$ 698,333	$ 697,333

The Company received $nil from the Manitoba government in the nine month period ended September 30, 2006 (year ended December 31, 2005 - $nil) under the Mineral Exploration Assistance Program, which funds up to 35% of eligible exploration expenditures for the Lynn Lake Property.

b) British Columbia Properties

During the year ended December 31, 2005, the Company staked 4 mineral claims in the upper Kettle River area of British Columbia. The claims were abandoned during the year ended December 31, 2005.

Mineral Properties and deferred exploration expenditures for the British Columbia properties are comprised of the following amounts:

	SEPTEMBER 30 2006	DECEMBER 31 2005
Staking	$ -	$ 2,635
Assays	-	190
Reports and mapping	-	4,525
Write down of mineral properties	-	(7,350)
	$ -	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005 and amended August 22, 2005, with Majestic Gold Corp. ("MJS"), for an option to acquire a 50% interest in MJS's 60% interest in three mining leases and 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China. The Company can earn its interest in the project by subscription to private placement units of MJS for a total investment of $960,000. The Company provided the funds by participating in two private placements of MJS units as follows:

i) 800,000 units of MJS at $0.70 each for a cost of $560,000. Each unit comprises one share and one share purchase warrant at a price of $0.90 for two years.

ii) 1,000,000 units of MJS at $0.40 each for a cost of $400,000. Each unit comprises one share and one share purchase warrant at a price of $0.50 for one year.

As at September 30, 2006, the Company has funded $960,000 pursuant to the option and shareholder agreement, however, MJS has not earned its 60% interest in the Shandong Project.

d) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico. The Company can earn its interest in the subject properties by advancing US$495,000 (paid) to NEI, and by funding maintenance and exploration expenditures totalling US$5,000,000, US$600,000 (US$99,659 paid) on or before April 28, 2007 and the balance of US$4,400,000 on or before April 28, 2009.

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	SEPTEMBER 30 2006	DECEMBER 31 2005
Acquisition cost	$ 568,615	$ -
Exploration expenses		
Assays and geotechnical surveys	122,400	-
	$ 691,015	$ -

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

7. **SHARE CAPITAL** (Continued)

a) Authorized

Unlimited common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2004	20,562,143	$ 10,406,191
Shares issued for cash pursuant to private placements	1,000,000	400,000
Shares issued on exercise of options	550,000	192,500
Tax benefit on flow-through shares	-	(107,000)
Contributed surplus reduced on exercise of stock options	-	185,307
Balance, December 31, 2005	22,112,143	$ 11,076,998
Shares issued on exercise of warrants	1,000,000	500,000
Balance, September 30, 2006	23,112,143	$ 11,576,998

During the nine month period ended September 30, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 warrants at $0.50 per share.

c) Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus, upon the vesting of the stock option. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the nine month period ended September 30, 2006 the Company recorded $12,000 (2005 - $63,000) in stock based compensation for options vesting during the period.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006
(Unaudited)

7. **SHARE CAPITAL** (Continued)

d) Options Outstanding

As at September 30, 2006, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT SEPTEMBER 30 2006	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
25,000	1.00	25,000	December 15, 2010
1,025,000		1,025,000	

A summary of changes in stock options for the nine month period ended September 30, 2006 and the year ended December 31, 2005 is as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004	1,500,000	0.35
Granted	100,000	1.07
Exercised	(550,000)	0.35
Cancelled	(25,000)	1.10
Balance, December 31, 2005 and September 30, 2006	1,025,000	$ 0.40

7. **SHARE CAPITAL** (Continued)

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the nine month period ended September 30, 2006 and the year ended December 31, 2005 is as follows:

	SHARE PURCHASE WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2004 and 2005	1,000,000	$ 0.50
Exercised	(1,000,000)	$ (0.50)
Balance, September 30, 2006	-	$ nil

8. **RELATED PARTY TRANSACTIONS**

During the nine month period ended September 30, 2006, the Company incurred management fees of $36,000 (2005 - $36,000), secretarial and office services of $16,800 (2005 - $23,700) from a company owned by the President.

9. **COMPARATIVE FIGURES**

Certain of the comparative figures have been reclassified to conform with the presentation adopted for the current year.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer Pamela Reddy: Corporate Secretary
Independent Directors	William Meyer, P.Eng. David K. Duval James J. McDougall, P.Eng.
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 300 – 905 West Pender Street Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032